

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2011

Via E-mail
Mr. Hongbo Cao
Chief Executive Officer
BEFUT International Co., Ltd.
27th Floor, Liangjiu International Tower
5 Heyi Street
Dalian City, 116011 People's Republic of China

> **Re: BEFUT International Co., Ltd.**
> **Form 10-K/A for the Fiscal Year Ended June 30, 2010**
> **Filed September 19, 2011**
> **Form 10-K/A for the Fiscal Year ended June 30, 2009**
> **Filed September 9, 2011**
> **Form 10-Q/A for the Period Ended September 30, 2010**
> **Filed September 16, 2011**
> **Form 10-Q/A for the Period Ended March 31, 2010**
> **Filed September 9, 2011**
> **Form 10-Q/A for the Period Ended December 31, 2009**
> **Filed September 9, 2011**
> **Form 10-Q/A for the Period Ended September 30, 2009**
> **Filed September 9, 2011**
> **File No. 0-51336**

Dear Mr. Cao:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your Form 10-K/A for the fiscal year ended June 30, 2010, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended June 30, 2010

Item 15. Exhibits and Financial Statement Schedules

Report of Independent Registered Public Accounting Firm, page F-1

1. Your June 2, 2011 response to comment three from our comment letter dated May 4, 2011 indicated that your parent only financial statements for the period ended June 30, 2010 and 2009 would be audited and would be included in a footnote to the consolidated financial statements. However, you have provided your parent only financial statements in Exhibit 99.1 and your audit opinion on page F-1 makes no reference to the parent only financial statements. Additionally, it is unclear why you have not also provided a parent only cash flow statement for the year ended December 31, 2009. Please refer to Rule 12-04(a) of Regulation S-X. Please amend your filing accordingly.

2. Your June 2, 2011 response to comment seven from our comment letter dated May 4, 2011 indicated that you would ensure that the opinion from your independent auditor would include an explanatory paragraph that makes reference to the restatement of the Company's financial statements. While we note that the opinion has been dual dated, there is no explanatory paragraph making reference to the restatement. Please amend your filing accordingly.

Exhibits 31.1 and 31.2

3. Please amend your certifications to provide them exactly as they appear in Item 601(b)(31) of Regulation S-K. Specifically, do not include "U.S." before "generally accepted accounting principles" in paragraph 4b. Please ensure that the amended certifications refer to the Form 10-K/A and are currently dated.

Form 10-Q/A for the Period Ended September 30, 2010

Exhibits 31.1 and 31.2

4. When providing these certifications in future filings, please provide them exactly as they appear in Item 601(b)(31) of Regulation S-K. Specifically:
    * Do not include "U.S." before "generally accepted accounting principles" in paragraph 4b;
    * Include "the" before "registrant's board of directors" in paragraph 5;
    * Pluralize "function" in paragraph 5; and
    * Do not pluralize "internal control over financial reporting" in paragraph 5a.
    This comment also applies to your Forms 10-Q/A for the quarterly periods ended December 31, 2010 and March 31, 2011.

<u>Form 10-K/A for the Fiscal Year Ended June 30, 2009</u>
<u>Form 10-Q/A for the Period Ended September 30, 2009</u>
<u>Form 10-Q/A for the Period Ended December 31, 2009</u>
<u>Form 10-Q/A for the Period Ended March 31, 2010</u>

<u>Exhibits 31.1 and 31.2</u>

5. When providing these certifications in future filings, please provide them exactly as they appear in Item 601(b)(31) of Regulation S-K. Specifically:
    - When identifying the report in paragraph 1, do not include the phrase, "('this report')";
    - Do not include "U.S." before "generally accepted accounting principles" in paragraph 3b;
    - Include "the" before "registrant's board of directors" in paragraph 4;
    - Pluralize "function" in paragraph 4; and
    - Do not pluralize "internal control over financial reporting" in paragraph 4a.

    Supplementally, please confirm to us that the certifications apply to the amended reports. In this regard, we note that, based upon your definition of "this report" in paragraph 1, the certifications appear to apply only to the original reports

    You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney at (202) 551-3749 or Pamela Long, Assistant Director at (202) 551-3765 with any other questions.

                                        Sincerely,

                                        /s/ Rufus Decker

                                        Rufus Decker
                                        Accounting Branch Chief

CC: <u>Via E-mail</u>
       Michael Peng, Esq., Pryor Cashman LLP